FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                08 February 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. BA London Eye completion




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/ Alan Buchanan
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  08 February 2006



                                INDEX TO EXHIBITS



Exhibit No.1                Description


1.                          BA London Eye completion









EYE COMPLETION



The sale by British Airways of its entire interests in the London Eye to the Tussauds Group was completed today (February 8). Under the terms of the deal British Airways received GBP100.45 million for its one third share and its outstanding loan to the company.



The airline plans to continue its brand association with the attraction by extending its franchise agreement with the attraction.



Martin George, British Airways' commercial director said: "Completion of the deal helps cement the future of the Eye as one of London's icons. British Airways has supported the Eye for nearly a decade and we are delighted to continue to support it through the extension of our existing franchise agreement."





                                      ends

February 8, 2006                                         014/KG/06



Notes to editors:

A memorandum of understanding on the sale, which included an exclusivity agreement between British Airways and the Tussauds Group, was announced in November 2005.



At 135metres high, the BA London Eye is the world's largest observation wheel. Since it opened in 2000, it has attracted 20 million visitors.



The Eye was conceived and designed by Marks Barfield Architects and has won over 40 awards for national and international tourism, outstanding architectural quality and engineering achievement, including the People's Choice award in 2001 and 2002.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2005.